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CLIENT/MATTER NUMBER

104634-0102

January 27, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Oxbridge Re Holdings Limited

  Draft Registration Statement on Form S-1

  Submitted November 12, 2013

  CIK No. 0001584831

Dear Mr. Riedler:

On behalf of Oxbridge Re Holdings Limited (the “Company”), we are transmitting the following responses to the Staff’s letter dated December 12, 2013 containing the Staff’s comments regarding the draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on November 12, 2013. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE: The Company is publicly filing its Registration Statement amendment simultaneously with filing this letter, and the Company is filing all exhibits (other than Exhibit 5.1) with the Registration Statement amendment being filed today.

2.	If you will use any graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

RESPONSE: Please be advised that no graphic, visual or photographic information will be included in the printed prospectus.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jeffrey P. Riedler

January 27, 2014

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: Neither the Company nor any broker or dealer acting on the Company’s behalf intends to provide any written communications to potential investors in reliance on Section 5(d) of the Securities Act. No research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

4.	Please disclose the approximate number of holders of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

RESPONSE: In accordance with the Staff’s comment, the Company has disclosed the approximate number of shareholders of record in the section of the Registration Statement entitled “Description of Securities.”

5.	Please file your escrow and subscription agreements as exhibits to the registration statement. We may have further comments upon examining these documents.

RESPONSE: Please be advised that the escrow agreement for the offering is included as an exhibit to the Registration Statement amendment being filed simultaneously with this letter. Please also be advised that the Company does not intend to enter into subscription agreements with investors in the offering. Rather, the participating dealers intend to solicit orders from investors that maintain securities accounts with such participating dealers. Investors that do not maintain securities accounts with a participating dealer will be asked to open an account with a participating dealer before investing in the offering. Further information is included in the Registration Statement under “Plan of Distribution.”

Table of Contents

6.	Please revise your table of contents to include references to your “Regulation” and “Management” sections on pages 50 and 52, respectively.

RESPONSE: The Company has revised the table of contents in accordance with the Staff’s comment.

Mr. Jeffrey P. Riedler

January 27, 2014

Prospectus Summary, page 1

Risks That Could Impact Our Ability to Implement Our Business Strategy, page 2

7.	We note your statement in the fourth bullet of this section on page 3, in the risk factor on pages 10-11 and throughout the registration statement that because your initial business is with HCI Group, you expect that your interests will be aligned. However, as you and HCI Group’s captive insurance company are on the opposite side of your reinsurance contracts, it is not appropriate to say that your interests will be aligned. Please replace the “alignment of interests” language throughout the registration statement with disclosure that explains that, as a result of doing business with each other, a conflict of interest exists in that the contracts may not be as favorable as those you might be able to negotiate with non-affiliated parties.

RESPONSE: In the second bullet on page 3 of the Prospectus Summary, the Company has replaced the last three sentences of such bullet with the following sentence: “These relationships and potential conflicts could also result in contracts between us and HCI Group and/or its subsidiaries that are less favorable to us than contracts that could be negotiated with other third parties.” The Company has also made corresponding changes to the risk factors beginning with “The other positions held . . . .” and “The business relationships between us and HCI Group . . . .”

Additional Risks Relating to Our Business and This Offering, page 4

8.	Please provide an additional bulleted risk related to the possibility that you could be deemed to be a PFIC if the IRS does not believe that you qualify for the insurance company exemption found in the Federal Tax Code.

RESPONSE: The Company has added a fourth bulleted risk factor captioned “We may be treated as a PFIC if the IRS does not believe we qualify for the insurance company exemption found in the Internal Revenue Code.”

Corporate Information, page 5

9.	The website address provided throughout the prospectus (www.oxbridgere.com) does not appear to be the website address of the company. Please take any necessary steps to enable investors to reach the appropriate website.

RESPONSE: For the information of the Staff, the above-referenced website is now live and can be accessed.

Mr. Jeffrey P. Riedler

January 27, 2014

Risk Factors, page 9

Risks Relating to Our Business, page 9

“If we lose or are unable to retain our senior management and other key…,” page 17

10.	Please revise your disclosure in this risk factor to indicate that you currently employ two people. Please also disclose any difficulties you have experienced hiring or retaining key personnel in the past.

RESPONSE: The Company has revised its disclosure in this risk factor to indicate that it currently employs two individuals who are members of its senior management. Regarding any difficulties experienced by the Company in the past in hiring or retaining key personnel, because the Company was organized only this year and has had only two employees, the Company believes that it has not yet experienced any such difficulties to date. Accordingly, while this risk factor appropriately speaks to the potential difficulties that may be experienced in the future, the Company does not believe it is appropriate to describe any past difficulties.

Risks Relating to Insurance and Other Regulations, page 17

“We are subject to the risk of possibly becoming an investment company…,” page 18

11.	We note your statement that registered investment companies are not permitted to operate their business in the manner in which you operate (and intend to operate) your business. Please describe the operations you would not be permitted to conduct if you were determined to be an investment company required to be registered. Please also expand your disclosure to explain how you would be affected if you were required to register as an investment company and were unable to obtain an order to register as an investment company.

RESPONSE: We have expanded this risk factor to describe the activities that the Company could not conduct if it were determined to be an investment company that was required to be registered. In the second paragraph of the revised risk factor, please see the sentences beginning with “Specifically, if we were required . . .” This risk factor has also been expanded to include additional language regarding how the Company would be affected if it were unable to obtain an order to register when it was required to do so. Please see the newly added last sentence of the first paragraph of the revised risk factor, as well as the pre-existing language that was already included in the third paragraph.

Risks Relating to our Securities, page 20

“Provisions of our Articles and the Companies Law of the Cayman Islands…,” page 20

12.	This risk factor appears to address several separate risks. Please describe each such risk in a separate risk factor.

Mr. Jeffrey P. Riedler

January 27, 2014

RESPONSE: The Company has separated the original risk factor into two separate risk factors – one relating to the provisions of the Company’s Second Amended and Restated Memorandum and Articles of Association and one relating to the provisions of the Companies Law of the Cayman Islands.

“Provisions of our Articles may reallocate the voting power of our ordinary…,” page 22

13.	This risk factor appears to address a separate risk in each paragraph. Please describe each such risk in a separate risk factor.

RESPONSE: The Company has separated the original risk factor into two separate risk factors – one relating to the provisions of the Company’s Second Amended and Restated Memorandum and Articles of Association and one relating to shareholder reporting obligations.

“We are an ‘emerging growth company’ and we cannot be certain…,” page 22

14.	Please revise this risk factor to highlight that in the future your financial statements may not be comparable to others in your industry if accounting standards change.

RESPONSE: A sentence has been added to this risk factor stating the following: “This may make comparison of our financial statements with any other public company that is either not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult, as different or revised standards may be used.”

Risks Relating to This Offering, page 25

“If we do not maintain an effective registration statement, you may not be able…,” page 27

15.	We note your disclosure of the risk that a warrant holder may not be able to exercise the warrant if you do not maintain a current registration statement. Please provide a separate risk factor disclosing the risk to a warrant holder of not being able to exercise the warrant if the holder is a resident of a state in which you have not registered the offering. Please also indicate the states in which you intend to register the offering.

RESPONSE: In response to this comment, we have added a new risk factor entitled “If the ordinary shares cease to be listed on the NASDAQ Capital Market or another appropriate exchange, you may not be able to exercise your warrants.” Please be advised that, because the units, warrants, and ordinary shares will all be listed on the Nasdaq Capital Market in connection with this offering, we believe that the risk to the warrant holders relative to state registration is that the warrant holders may not be able to exercise their respective warrants if the underlying ordinary shares cease to be covered securities and therefore cannot be issued pursuant to the warrant until state registration occurs.

Mr. Jeffrey P. Riedler

January 27, 2014

Capitalization, page 33

16.	You intend to reflect the impact of a minimum and maximum offering on your capitalization. Please tell us whether the warrants to be issued in your unit offering will qualify for equity classification. In your response, please tell us whether the warrants can only be settled in registered shares.

RESPONSE: The Company confirms that the warrants to be issued in the unit offering will qualify for equity classification, and the Company further confirms that the warrants can only be settled in registered shares.

Business, page 40

Our Initial Reinsurance Contracts, page 44

17.	We note your discussion of the two reinsurance contracts that you have entered into with Claddaugh Casualty Insurance Company Ltd. Please expand your disclosure for both contracts in the following ways:

•	describe the underlying primary insurance policies that were issued by HCPCI and that are ultimately being reinsured by you;

•	disclose the location and nature of the insured property and the type of coverage under these policies; and

•	discuss the nature and amount of collateral in trust under each contract.

RESPONSE: In response to each of the above three bullet points, the Company has added additional language to “Our Initial Reinsurance Contracts.” The first and second bullet-points were addressed by adding a few sentences to the end of the second paragraph of this section, and the third bullet-point was addressed by adding a sentence to the end of each Claddaugh contract description.

Management, page 52

Executive Officers and Directors, page 52

18.	Please revise the position listed for Sanjay Madhu to indicate that he is also a director of the company.

RESPONSE: The Company has revised its disclosure to indicate that Sanjay Madhu is a director of the Company.

Mr. Jeffrey P. Riedler

January 27, 2014

Board of Directors, page 54

19.	We note your disclosure on page 55 that you have four independent directors: Messrs. Persaud, Martin, Cabillot, and Mayur Patel. We also note your statement on page 55 under “Committees of the Board of Directors” that “[a]ll of the members of the audit committee, the compensation committee, and the nominating and corporate governance committee qualify as independent directors…” Please correct your disclosure to account for Paresh Patel, a member of your compensation committee, whom you have not determined to be an independent director.

RESPONSE: The Company has revised its disclosure regarding the independence of the members of its compensation committee.

Description of Securities, page 61

Prior Warrants, page 64

20.	Please disclose the exercise price, expiration date and redemption provisions of the Prior Warrants.

RESPONSE: The Company has revised its disclosure to provide the exercise price and the expiration date of the Prior Warrants and to indicate that the Prior Warrants are not redeemable pursuant to their terms.

Differences in Corporate Law, page 65

Shareholder Proposals, page 68

21.	Please revise your disclosure to make clear whether Cayman Islands law or your articles allow shareholders to put proposals before meetings.

RESPONSE: The Company has revised its disclosure to clarify that its Second Amended and Restated Memorandum and Articles of Association allow shareholders to bring proposals before meetings under certain circumstances.

Shares Eligible for Future Sale, page 72

Lock-up Arrangements, page 73

22.	When available, please file a form of your lock-up agreement as an exhibit to your registration statement.

RESPONSE: The form of lock-up agreement is being filed as Exhibit 10.8 to the Registration Statement amendment being filed today.

Mr. Jeffrey P. Riedler

January 27, 2014

Material Cayman Islands Tax Considerations, page 74

Taxation of Oxbridge Re Holdings Limited and its Subsidiaries, page 74

23.	Please reconcile your disclosure that you have applied for and can expect to receive an undertaking with your disclosure that you have already received such an undertaking dated as of April 23, 2013 on page 23.

RESPONSE: We have revised our disclosure to state that the Company previously obtained the undertaking as of April 23, 2013. Therefore, such disclosure (now on page 76) is now consistent with the disclosure on previously on page 23 (now on page 24).

Material U.S. Federal Income Tax Considerations, pages 75-87

24.	We note that your tax counsel, Foley and Lardner LLP, will be rendering a tax opinion to be filed as an exhibit to the registration statement. This section should be revised to identify tax counsel and to state the conclusions that are set forth as to each material U.S. federal income tax consequence in its opinion. Consent to the filing of the tax opinion as an exhibit to the registration statement should also be filed as an exhibit. After examining tax counsel’s opinion and your revised disclosure the staff may have additional comments.

RESPONSE: Please be advised that Foley & Lardner LLP will not be rendering a tax opinion in connection with the offering. Accordingly, the exhibit index has been revised to delete Exhibit 8.1.

Taxation of Shareholders, page 77

General Taxation of Dividends and Gains on Disposition, page 77

25.	Please provide an assessment of your business under the guidance provided by IRS Notice 2003-34 to make clear the extent that your business may or may not be deemed a PFIC. Revise any related risk factor as necessary.

RESPONSE: The Company has added a sentence to the first paragraph on page 79 to indicate the Company’s belief that its business is not expected to be a PFIC in 2014 or thereafter but that there can be no assurance in that regard or as to the Company’s status in future years. Similar language was also added to the risk factor beginning with “We may be treated as a PFIC . . . .”

Notes to Consolidated Financial Statements, page F-6

Note 1. Organization, page F-6

26.	Please revise your disclosure to indicate your anticipated fiscal year end.

Mr. Jeffrey P. Riedler

January 27, 2014

RESPONSE: The Company has revised the financial statements to include year-end numbers, and Note 1 in such financial statements now contains language stating that the Company has a December 31 fiscal year end.

Note 2. Significant accounting policies, page F-6

Deferred policy acquisition costs (“DAC”), page F-6

27.	Please revise your disclosure to clarify, if true, that you capitalize only acquisition costs related directly to the successful acquisition of new or renewal insurance contracts. Refer to ASC 944-30-25-1A.

RESPONSE: The Company has revised the financial statements to include year-end numbers, and in Note 2 under the caption “Deferred policy acquisition costs” accounting policy, the Company has revised the disclosure to state the following: “Policy acquisition costs consists of brokerage fees, federal excise taxes and other costs related directly to the successful acquisition of new or renewal insurance contracts, and are deferred and amortized over the terms of the reinsurance agreements to which they relate.”

Premiums assumed, page F-7

28.	You reflect an expense on your statement of income for a change in loss experience refund which you characterize as an obligation to refund premium to your ceding reinsurer in the losses incurred disclosure on page 37. Please tell us how this refund provision operates and explain to us why it is appropriate to record it as an expense instead of a reduction to premium revenues. Reference for us the authoritative literature you relied upon to support your accounting. In your response, please specifically tell us your consideration for the guidance associated with retrospectively-rated or experience-rated insurance contracts under ASC 944-602-25-2.

RESPONSE: The Company has revised the financial statements to include year-end numbers, and the Statement of Income in such financial statements now reclassifies loss experience refunds as a reduction of premiums in accordance with ASC 944-602-25-2. The Company has further included within parenthesis on the Statement of Income the amount of loss experience refund for greater clarity.

Note 6. Share capital and additional paid-in capital, page F-9

29.	Please represent to us that you will update your filing for any equity issuance after the most recent balance sheet date, including but not limited to stock option grants. To the extent you issue any equity instruments, please disclose:

•	the amount of such instruments;

Mr. Jeffrey P. Riedler

January 27, 2014

•	the exercise price or per share amount received;

•	your fair market value per share estimate and how the estimate was made; and

•	the amount of any compensation or interest expense element.

RESPONSE: The Company represents that it has not made any equity issuances after December 31, 2013, which is the recent balance sheet date included in the Registration Statement amendment being filed today.

Note 7. Net worth for regulatory purposes, page F-9

30.	You disclose a minimum statutory net worth for your insurance subsidiary of $500 and net worth of approximately $6.7 million. This $6.7 million amount appears to be your consolidated equity. Based on the information in Note 10, it appears that your investment in subsidiaries is only $148,839 on a GAAP basis. Please tell us how your insurance subsidiary can have $6.7 million of statutory capital or revise your disclosure to clarify.

RESPONSE: The Company has revised the financial statements to include year-end numbers and has revised and enhanced the disclosure in Note 7. The investment in subsidiary of approximately $6.8m as per Note 7 is now consistent with the disclosure in Note 10.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

Curt P. Creely